Zentek Completes Return on Investment Analysis for
Canadian Healthcare System

Guelph, ON - October 17, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company is pleased to announce completion of a study on the potential savings for the Canadian healthcare system from adopting ZenGUARD™-enhanced air filters. This analysis builds on the previously disclosed study announced on September 11, 2023, highlighting the potential return on investment from reduced absenteeism costs associated with the enhanced viral filtration from using the Company's ZenGUARD™ technology.

Key Findings

Using publicly available third-party data and predictive risk assessment modelling incorporating respiratory infectious disease probabilities, the Company estimates that using a ZenGUARD™-enhanced MERV 9 filter instead of a regular MERV 9 filter may save the Canadian healthcare system approximately $13,752 for each 10,000 square foot workspace with 75 occupants. This is in addition to the previously announced absenteeism and productivity losses experienced for an office space of this size and occupancy ($15,017).

"Poor indoor air quality and the risk of transmission remain a significant challenge for the health, wellness, and productivity of people around the world. While the economic costs to businesses related to absenteeism are substantial, the impact doesn't end there," commented Greg Fenton, CEO of Zentek. In certain instances - especially for people with other medically complex conditions or those that are immunocompromised - medical attention or hospitalizations may be necessary. Increased frequency of visits to medical clinics and emergency rooms, along with potential hospitalizations and use of intensive care units, comes with significant financial cost and increased burden on our healthcare workers. This is a large-scale problem requiring several solutions. Our goal is to help address this problem with a product that is incredibly simple to incorporate and does not require additional equipment or energy consumption."

Study Background

In addition to the assumptions disclosed in its September 11, 2023, press release, the Company used the peer-reviewed articles and government statistics below to estimate the economic impact to the Canadian healthcare system:

  Infection Frequency: Rate of COVID-19 infections in the Canadian population based on cases from February 2020 to April 2023

  Hospitalizations, Emergency Department (ED) Visits and Intensive Care Unit (ICU) Admissions: Number of individuals who require ED visits, hospitalization and ICU admission due to COVID-19 and associated cost per case as reported by the Canadian Institute for Health Information (CIHI)
  In-Hospital Death Frequency: Canada-wide CIHI data from April 2022 to March 2023
  In-Hospital Death Cost: Data for Ontario published by the Public Library of Sciences and adjusted for inflation
  Self Care: Cost data from British Columbia and Ontario related to self care for individuals who do not visit the hospital, which could include over-the-counter medications, telehealth services, or other non-hospital medical services

The Company's current economic impact estimates do not include potential reduction in transmission risk associated with other pathogens like Influenza A/B, Rhinovirus and RSV.

Canadian Healthcare System Opportunity

The Company successfully completed Phase 2 HVAC filter testing with the National Research Council of Canada in a unique bioaerosol facility simulating a real-world classroom environment. This testing in a purpose-built facility, and the ZenGUARD™ results, are helping reshape the narrative around HVAC filters to prioritize viral filtration efficiency and people's health in addition to particle filtration efficiency. Through this project, Zentek is eligible to apply to Innovative Solutions Canada's new Pathway to Commercialization pilot program, which gives successful Canadian small and medium-sized enterprises like Zentek the exclusive opportunity to sell their innovation directly to the Government of Canada through Public Services Procurement Canada.

Based on the Company's analysis described above and extrapolating to the entire Federal Public Service in Canada, the Company estimates that healthcare costs could be reduced by approximately $71.9 million per year. The key assumptions underlying the Company's analysis are as follows:

  413,334 full-time equivalent employees across the Federal Public Service in Canada
  All federal government buildings where these employees work use MERV 9 filters currently and convert to ZenGUARD™-enhanced MERV 9 filters
  Space prototype assumptions consistent with those outlined above

The above analysis is disclosed for illustrative purposes only, and there can be no assurance that (i) the assumptions used by the Company in conducting its analysis are accurate and correct, (ii) the above analysis is or will be accurate or consistent with any third-party analysis, (iii) any third-party, including but not limited to, any governmental branch or office, awards or offers any contract to the Company, or (iv) the Pathway to Commercialization program will result in any future sales or revenue for the Company, and readers should not place undue reliance on such analysis.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-2 Coronavirus) at this time.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.